UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

VIKING SYSTEMS, INC.

(Name of Subject Company (Issuer))

ARROW MERGER CORPORATION

(Offeror)

a wholly-owned subsidiary of

CONMED CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

92685Q 20 0

(CUSIP Number of Class of Securities)

Robert D. Shallish, Jr. Vice President-Finance and Chief Financial Officer CONMED Corporation 525 French Road Utica, New York 13502 (315) 797-8375

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert W. Downes, Esq.

Melissa Sawyer, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$22,472,668.90	$2,575.37

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding the sum of (i) 72,554,620 outstanding shares of common stock, par value $0.001 per share, of Viking Systems, Inc. (“Viking”) multiplied by the offer price of $0.27 per share, (ii) 29,864,795 shares of Viking common stock issuable pursuant to outstanding in-the-money warrants multiplied by the difference of (x) the offer price of $0.27 per share minus (y) the weighted average exercise price for such warrants of $0.2017 per share and (iii) 4,747,500 shares of Viking common stock issuable pursuant to outstanding in-the-money options multiplied by the difference of (x) the offer price of $0.27 per share minus (y) the weighted average exercise price for such options of $0.0924 per share.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,575.37	Filing Party: CONMED Corporation
Form of Registration No.: Schedule TO	Date Filed: August 24, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on August 24, 2012, and is filed by (i) Arrow Merger Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of CONMED Corporation (“CONMED”) and (ii) CONMED. The Schedule TO relates to the offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.001 (the “Shares”), of Viking Systems, Inc., a Delaware corporation (“Viking”), at a price of $0.27 per Share in cash, net to the seller but less any required withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is expressly incorporated in the Schedule TO by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, except to the extent supplemented by the information specifically provided herein.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase, and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following at the end of the subsection entitled “Stockholder Litigation” in Section 15—“Certain Legal Matters” of the Offer to Purchase:

“On September 14, 2012, John Kennedy, et al., defendants in Civil Action No. 12-11652 (D. Mass.), filed opposition to plaintiff Jack Auping’s Motion for Expedited Discovery and Entry of a Temporary Restraining Order. On September 18, 2012, the plaintiff provided the following notice of voluntary dismissal to the United States District Court for the District of Massachusetts:

“Plaintiff Jack Auping (‘Plaintiff’), a shareholder of Viking Systems, Inc. (‘Viking’ or the ‘Company’) hereby notifies the Court pursuant to F.R.C.P. 41(a) that, by this filing, he dismisses the above-captioned action without prejudice. Defendants have not filed an answer or a motion for summary judgment. A class has not been certified. Neither Plaintiff nor his counsel have been compensated in any manner for any role in connection with the filing, prosecution or dismissal of this action. Plaintiff further notes that an earlier-filed, similar case is currently pending in the Chancery Court of Delaware.

Plaintiff further withdraws his Motion for Expedited Discovery and Entry of a Temporary Restraining Order, and requests that the hearing on such Motion, currently scheduled for Thursday, September 20, 2012, be cancelled and removed from the Court’s calendar.””

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2012

CONMED CORPORATION

By:	/s/ ROBERT D. SHALLISH, JR.
Name:	Robert D. Shallish, Jr.
Title:	Vice President-Finance and Chief Financial Officer

ARROW MERGER CORPORATION

By:	/s/ ROBERT D. SHALLISH, JR.
Name:	Robert D. Shallish, Jr.
Title:	Vice President-Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 24, 2012.*

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Summary Advertisement, published August 24, 2012 in Investor’s Business Daily. *

(a)(5)(A)	Joint Press Release of CONMED and Viking dated August 14, 2012 (incorporated by reference to Exhibit 99.1 to the first Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012). *

(a)(5)(B)	Communication, on August 14, 2012, from Joseph J. Corasanti, President and CEO of CONMED, to Employees of CONMED (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by CONMED with the Securities and Exchange Commission on August 14, 2012). *

(d)(1)	Agreement and Plan of Merger, dated as of August 13, 2012, by and among CONMED, Merger Sub and Viking (incorporated by reference to Exhibit 99.1 to the second Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012). *

(d)(2)	Secured Promissory Note, dated August 13, 2012, between CONMED and Viking (incorporated by reference to Exhibit 99.2 to the second Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012). *

(d)(3)	Tender and Voting Agreement, dated August 13, 2012, by and among CONMED, Merger Sub, and the holders of Shares party thereto (incorporated by reference to Exhibit 99.3 to the second Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012). *

*	Previously filed